                                    FORM 11-K
             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended      December 31, 1999
                          ----------------------
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____________________ to ______________________

Commission file number 0-3488
                       ------





                         H.B. FULLER COMPANY THRIFT PLAN






                               H.B. FULLER COMPANY
                   1200 Willow Lake Boulevard, P.O. Box 64683
                         St. Paul, Minnesota 55164-0683

H.B. Fuller Company
Thrift Plan

Report on Audit of Financial Statements
as of December 31, 1999 and 1998
and for the Year Ended December 31, 1999

And Supplemental Schedules
as of and for the Year Ended December 31, 1999

H.B. Fuller Company
Index to Financial Statements and Supplemental Schedules
--------------------------------------------------------------------------------

                                                                         Page(s)
                                                                         -------

 Report of Independent Accountants                                         F-1

 Financial Statements:

          Statements of Net Assets Available for Benefits as of
          December 31, 1999 and 1998                                       F-2

          Statement of Changes in Net Assets Available for
          Benefits for the Year Ended December 31, 1999                    F-3

          Notes to Financial Statements                              F-4 - F-7

 Supplemental Schedules:

          Line 27a - Schedule of Assets Held for Investment
          Purposes as of December 31, 1999                                 F-8

          Line 27d - Schedule of Reportable Transactions for the
          Year Ended December 31, 1999                                     F-9

                        Report of Independent Accountants


To the Participants and Administrator
of the H.B. Fuller Company Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and related statement of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the H.B. Fuller Company Thrift Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules of H.B. Fuller Company Thrift Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 19, 2000

H.B. Fuller Company Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 1999 and 1998
--------------------------------------------------------------------------------

              ASSETS                         1999                   1998
---------------------------------        -------------         -------------

Investments at fair value                $ 158,151,628         $ 143,051,177

Other assets                                    69,482                62,621

Accrued liabilities                                  -               (92,000)
                                         -------------         -------------

Net assets available for benefits        $ 158,221,110         $ 143,021,798
                                         =============         =============





    The accompanying notes are an integral part of the financial statements.

H.B. Fuller Company Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 1999
--------------------------------------------------------------------------------

                                                                            Total
                                                                       -------------
Additions:
    Investment income:
      Dividends                                                        $   1,860,950
      Interest                                                               771,680
                                                                       -------------

      Total investment income                                              2,632,630

Realized gain on the sale and distribution of investments                 10,333,598
Changes in unrealized appreciation/(depreciation) of investments          11,996,569
                                                                       -------------

      Total fund income                                                   24,962,797
                                                                       -------------

Contributions:
    Participants                                                           6,448,519
    Employer                                                               2,569,129
    Employee rollovers                                                       650,918
                                                                       -------------

      Total contributions                                                  9,668,566
                                                                       -------------

Total additions                                                           34,631,363

Deductions:
    Withdrawals                                                          (19,432,051)
                                                                       -------------

Net increase/(decrease)                                                   15,199,312

Net assets available for benefits:
    Beginning of year                                                    143,021,798
                                                                       -------------

    End of year                                                        $ 158,221,110
                                                                       =============

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.       Description of the Plan

         The following brief description of the H.B. Fuller Company Thrift Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

         General
         The plan is a defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Under the terms of the Plan, employees are eligible to participate after six months of employment; part-time employees are eligible after twelve months.

         Contributions
         To become a participant in the Plan, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 9% of pre-tax compensation for highly compensated participants and 15% for non-highly compensated participants. In 1999, a participant could elect to contribute up to a limit of $10,000.

         The Company makes contributions to employees' accounts by matching 100% of an employee's contributions, up to 3% of the employee's compensation. A participant's contribution may be invested in any combination of the following investment funds: Company Common Stock Fund, Money Market Fund, Stable Return Fund, Index Fund (S&P 500), Small Company Growth Fund, and Balanced Fund. A participant's investment option for past and future contributions can be changed daily, by calling the Trustee's on-line customer services. All Employer matching contributions are invested in the Company Stock Fund.

         A participant's voluntary contribution percentage amount can be changed or suspended once a month, by calling the Trustee's on-line service prior to month-end. Suspensions must be made for a minimum of six months. Employer contributions to the Plan cease during the suspension period.

         Participant Accounts
         Each participant's account is credited with (a) the participant's contribution, (b) the Employer's contribution, and (c) an allocation of the Plan's investment income. Allocations of interest income are based on account balances, as defined in the Plan document. (Any income realized from short-term investments will be allocated in a uniform and equitable manner among the investment funds in which such contributions are invested.)

         Payment of Benefits
         On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installments as defined in the Plan agreement. For termination of service due to other reasons, a participant will receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The investment in the Company Common Stock Fund can be withdrawn in the form of stock at the option of Plan participants.

         Vesting
         Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company' matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service to the Company, or upon age 65, disability, or death.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

         Forfeitures
         Participants who terminate employment with H.B. Fuller Company forfeit the non-vested portion of the Company's contribution to their accounts. Amounts forfeited are used to reduce subsequent Company contributions. There were no forfeitures for the year ended December 31, 1999.

         Plan Termination
         Although it has no intention to do so, H.B. Fuller Company may, at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.


2.       Summary of Significant Accounting Policies

         Basis of Accounting
         The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

         Investment Valuation
         The fair values of the Plan's investments in common stock of the participating Employer are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on fair values supplied by the Trustee (Norwest Bank). Realized gains or losses reflect all differences between sales proceeds and historical cost of units sold, on an average cost basis. Securities transactions are recorded on the trade date.

         Interest and Dividends
         Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

         Risks and Uncertainties
         The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits.

         Plan Expenses
         H.B. Fuller Company pays or reimburses participants for all administrative costs and investment fees.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

         Recently Issued Accounting Pronouncement
         On September 15, 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 99-3 (SOP 99-3), "Accounting for and Reporting on Certain Defined Contribution Benefit Investments and Other Disclosure Matters." SOP 99-3 is effective for financial statements of plan years ending after December 15, 1999, with earlier application encouraged. The SOP 99-3 revised the requirements for disclosure of separate fund information for individual investment options and other investment related disclosure, but had no effect on net assets available for plan benefits. The Plan adopted such requirements for the year ended December 31, 1999.

3.       Investments

         Unrealized Appreciation/(Depreciation) of Investments
         The unrealized appreciation/(depreciation) of investments was as follows:

                                       Company
                                        Common        Stable                                      Small Co.
                                        Stock         Return        Index          Balanced        Growth
                                         Fund          Fund          Fund            Fund           Fund             Total
                                     ------------    --------    ------------    -----------     -----------     ------------
         Unrealized appreciation/
           (depreciation) at
           December 31, 1998         $ 29,879,649    $ 14,255    $ 11,387,554    $ 2,831,058     $(1,227,354)    $ 42,885,162
         Change during the year
           ended December 31, 1999      8,463,246      80,649       2,232,561       (249,574)      1,469,687       11,996,569

                                     ------------    --------    ------------    -----------     -----------     ------------

         Unrealized appreciation/
           (depreciation) at
           December 31, 1999         $ 38,342,895    $ 94,904    $ 13,620,115    $ 2,581,484     $   242,333     $ 54,881,731
                                     ============    ========    ============    ===========     ===========     ============

         Realized Gains
         During the year ended December 31, 1999, realized gains resulting from the sale and distribution of investments were as follows:

                                       Company
                                        Common        Stable                                      Small Co.
                                        Stock         Return         Index         Balanced        Growth
                                         Fund          Fund           Fund           Fund           Fund            Total
                                     -----------    -----------    -----------    -----------    -----------    ------------
         Aggregate proceeds          $ 9,321,938    $ 3,695,395    $ 9,807,104    $ 5,131,973    $ 3,174,381    $ 31,130,791
         Aggregate average cost       (4,225,173)    (3,624,837)    (5,967,600)    (3,353,307)    (3,626,276)    (20,797,193)
                                     -----------    -----------    -----------    -----------    -----------    ------------

         Realized gain               $ 5,096,765    $    70,558    $ 3,839,504    $ 1,778,666    $  (451,895)   $ 10,333,598
                                     ===========    ===========    ===========    ===========    ===========    ============

4.       Tax Status

         The Internal Revenue Service has determined and informed the Company by a letter dated November 14, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

5.       Related Party and Party-in-Interest Transactions

         Plan investments include H.B. Fuller Company Common Stock which is invested primarily in the stock of the employer. H.B. Fuller Company is the holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 1999, amounted to $7,397,966 and $9,321,938, respectively.

         The Plan also invests in various funds managed by Norwest Bank Minnesota, N.A. Norwest Bank Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. For the year ended December 31, 1999, the Trustee made purchases and sales of such securities amounting to $42,947,302 and $47,204,921, respectively.

H.B. Fuller Company Thrift Plan
Line 27a - Schedule of Assets Held for Investment Purposes
December 31, 1999
--------------------------------------------------------------------------------


 Identity of Issuer,
     Borrower or                                                     Units/                                Fair
    Similar Party                     Description                    Shares             Cost               Value
-----------------------  ---------------------------------------  -------------     -------------      --------------
H.B. Fuller Company      H.B. Fuller Common Stock Fund
                              Common Stock                            1,504,948     $  46,406,781      $  84,183,012

H.B. Fuller Company      H.B. Fuller Common Stock Fund
                              Investment Fund                           143,270           143,270            143,270

H.B. Fuller Company      H.B. Fuller Common Stock Fund
                              Cash - Non-Interest Bearing               191,739           191,739            191,739
                                                                    -----------     -------------      -------------

                                                                      1,839,957        46,741,790         84,518,021
                                                                    -----------     -------------      -------------

Norwest Bank             Money Market Fund, Investment
                              Fund                                   13,314,786        13,314,786         13,314,786
                                                                    -----------     -------------      -------------

Norwest Bank             Stable Return Fund Bonds                        88,643         2,423,807          2,518,711

Norwest Bank             Stable Return Fund Cash -
                              Non-Interest Bearing                       22,614            22,614             22,614
                                                                    -----------     -------------      -------------

                                                                        111,257         2,446,421          2,541,325
                                                                    -----------     -------------      -------------

Norwest Bank             Index Fund Common Stock                        605,846        23,106,240         36,726,355

Norwest Bank             Index Fund Cash - Non-Interest
                              Bearing                                  (113,522)         (113,522)          (113,522)
                                                                    -----------     -------------      -------------

                                                                        492,324        22,992,718         36,612,833
                                                                    -----------     -------------      -------------

Norwest Bank             Balanced Fund Common Stock                     478,991        12,295,975         14,877,459

Norwest Bank             Balanced Fund Cash - Non-Interest
                              Bearing                                    74,719            74,719             74,719
                                                                    -----------     -------------      -------------

                                                                        553,710        12,370,694         14,952,178
                                                                    -----------     -------------      -------------

Norwest Bank             Small Company Growth Fund
                              Common Stock                              194,039         5,972,727          6,215,061

Norwest Bank             Small Company Growth Fund Cash -
                              Non-Interest Bearing                       (2,576)           (2,576)            (2,576)
                                                                    -----------     -------------      -------------

                                                                        191,463         5,970,151          6,212,485
                                                                    -----------     -------------      -------------

                         Total investments at end of plan year                      $ 103,836,560      $ 158,151,628
                                                                                    =============      =============


Note: The above data is based upon information which has been certified as complete and accurate by Norwest Bank.

Parties in Interest: Norwest Bank - Trustee; H.B. Fuller Company -
Administrator.

H.B. Fuller Company Thrift Plan
Line 27d - Schedule of Reportable Transactions*
Year Ended December 31, 1999
--------------------------------------------------------------------------------

5% of series of tranactions by security issue:

                                                  Number of              Total Dollar Amount
                                            ----------------------  -----------------------------      Net Gain
             Security Issue                  Purchases     Sales     Purchases          Sales          or (Loss)
-----------------------------------------   -----------  ---------  ------------     ------------    ------------
H.B. Fuller Common Stock Fund,
      Common Stock                                35         29     $  7,397,966     $  9,321,938    $ 5,077,340

H.B. Fuller Common Stock Fund,
      Investment Fund                            156        154     $ 13,210,995     $ 13,456,904    $    -

Money Market Fund, Investment
      Fund                                       137        141     $ 11,850,417     $ 11,842,686    $    -

Stable Return Fund, Bonds                        107         54     $  4,956,715     $  3,695,395    $    69,697

Index Fund, Common Stock                         125        109     $  7,434,547     $  9,227,099    $ 3,258,355

Balanced Fund, Common Stock                      105         96     $  3,576,786     $  4,322,789    $   885,707


* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1998, as defined in
         Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

Note: The above data is based upon information which has been certified as complete and accurate by Norwest Bank.

Parties in Interest: Norwest Bank - Trustee; H.B. Fuller Company -
Administrator.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                        H. B. Fuller Company Thrift Plan


                                        H.B. Fuller Company





Dated: June 28, 2000                    By:      /s/ Todd Mestad
                                           -----------------------------------
                                           Todd Mestad
                                           Director of Benefits